

Mail Stop 3030

June 12, 2009

VIA U.S. MAIL and FACSIMILE: (717) 730-2966

Mr. David Nuti
Chief Financial Officer
Ames True Temper, Inc.
465 Railroad Avenue
Camp Hill, PA 17011

      RE: Ames True Temper, Inc.
               Form 10-K for the Fiscal Year Ended September 27, 2008
               Filed on December 22, 2008
               File No. 333-118086

Dear Mr. Nuti:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K as of September 27, 2008
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19
Critical Accounting Estimates, page 20
Recoverability of Goodwill and Intangible Assets, page 21

1.   Tell us and in future filings please disclose in more detail how you assess the fair
      value of indefinite lived intangible assets and the fair value of reporting units for
      impairment testing purposes. In that regard:
      • Please describe the valuation methods applied.
      • With respect to the trade names you indicate that you applied a discounted
        cash flow approach. Please describe the cash flow model you applied.
      • It appears that you apply multiple valuation methods, please include sufficient
        information to enable a reader to understand how each of the methods differ,
        the assumed benefits of a valuation prepared under each method, the
        weighting of each method, and why management selected these methods as
        being the most meaningful in your specific circumstances.
      • Please provide a description of the material assumptions applied in your
        evaluations, including an explanation of how those assumptions were derived
        and why you believe those assumptions are appropriate in your circumstances.
      • Describe how current market conditions have impacted your ability to project
        future cash flows. That is, describe the impact of current conditions on
        visibility.
      • Please provide a sensitivity analysis to address reasonably possible variability
        in assumptions for both goodwill and long-lived intangible assets.
      • Clarify how significant assumptions and methodologies have changed during
        the periods presented, if applicable.
      • Explain to us why you believe a discount rate based on your cost of capital is
        appropriate.

2.   With respect to goodwill, in future filings please expand to describe how you
      perform the second step of the two-step impairment model referred to in your
      disclosure. Also clarify whether you proceeded to the second step in your
      goodwill evaluation for any reporting units in the years presented.

3.   As referred to in the first paragraph of your disclosure on page 22, tell us and in
      future filings disclose how you allocated goodwill to the reporting units.

4.   We see that you recorded impairment of trade names in each of the past three years. Please tell us why you believe that these trade names continue to have indefinite lives. Your response should explain how you applied the guidance from SFAS 142 in reaching your conclusion. We also see that impairment charges in 2006 and 2007 were attributed to shifts in branding strategies. Tell us how your evaluation considers whether there will be future shifts in branding strategies that might impact a conclusion that trade names have indefinite lives.

5.   In the fifth paragraph of your disclosure you indicate that you cannot predict the occurrence of future events that might adversely affect the reported value of goodwill and indefinite-lived intangible assets. In future filings please disclose how your impairment evaluations consider these uncertainties.

Operations Review, page 24

6.   In future filings when you cite multiple factors in explaining a change in a financial statement item, please quantify the individual factors, where possible. For instance, in future filings please quantify the impact of the change in store servicing arrangements on revenues and expenses and quantify the amounts of the various items enumerated under "Selling, General and Administrative."

7.   As referred to under the discussion of gross margin, in future filings please describe what you mean by an "improved product mix."   Also, clarify the reference to a "less favorable product mix" as referred to in the Form 10-Q as of March 28, 2009. In that regard, future filings should make reasonably specific disclosure about the impact of changes in product mix on gross margin, where applicable.

8.   Please tell us about the changes to the structure of store servicing arrangements and advertising allowances. Also, explain why those revisions lead to the change in accounting for these items. Please make clarifying disclosure in future filings.

Senior Secured Credit Facility as Amended and Restated, page 30

9.   Please provide a brief description of what you refer to as a "Cash Dominion" on page 60. Also clarify the likelihood that this covenant would be applicable.

Item 8. Financial Statements and Supplementary Data, page 36
Note 8. Goodwill and Other Intangibles, page 53

10.   You indicate that trade names were impaired in 2008 mainly due to "current market conditions" and that trade names were impaired in 2007 and 2006 primarily because of shifts in "branding strategies by certain customers." In future filings please provide a more substantive description of the facts and circumstances leading to the impairments. In that regard:
- Describe how current market conditions lead to the impairment of the trade names in 2008. Clarify how these conditions impacted your expectations of the future cash flows to be derived from the trade names.
- Please describe what you mean by a shift in branding strategies and clarify how these shifts negatively impacted the recoverability of the related trade name assets.

Note 17. Related Party Transactions, page 77

11.   Please tell us and in future filings disclose how the Class B units referred to in the second paragraph under Related Party Transactions have been accounted for and valued under SFAS 123(R). In that regard, please explain to us how your disclosures about these instruments consider the requirements of SFAS 123(R).

12.   As your shares do not appear to be publically traded, please tell us how you concluded that you should not present critical accounting policy disclosure about how you value the various instruments and related strips described in Note 17 for stock compensation purposes.

Employee Subscription Agreement and Strip Subscription Agreements, page 77

13.   Tell us and in future filings please describe the nature and components of the various instruments referred to in the third paragraph on page 77.

14.   In future filings please provide all of the relevant disclosure under SFAS 123(R) for these instruments or tell us how you concluded that disclosure under SFAS 123(R) is not required.

15.   You indicate that units have been sold under strip subscription and incentive agreements. Tell us where you have presented and have accounted for the proceeds on sale of the strips and incentive units.

16.   Please tell us and in future filings disclose how you have accounted for the strip units. Cite the basis in GAAP for your accounting.

17.   You disclosure about the Class B Incentive Units on page 78 suggests that you apply intrinsic value accounting for these instruments. Tell us and in future filings, please clarify how you concluded that model is appropriate in your circumstances.

Quarterly Report on Form 10-Q as of March 28, 2009
Note 4. Goodwill and Other Intangibles, page 7

18.   We see that you reported decreased sales, increased losses and increased operating cash flow deficits thus far in 2009. Please tell us how you considered the guidance from paragraph 28 of SFAS 142 in evaluating whether you should perform interim goodwill impairment testing. If you do not believe that interim impairment testing was necessary under that guidance, please tell us how you evaluated the requirements of SFAS 142 in reaching your conclusions. If you did perform interim testing, in response to this comment, please provide us a summary of the result, including a description of the principal assumptions. Please also respond with respect to indefinite lived intangible assets.

Quarterly Reports on Form 10-Q as of December 27, 2008 and March 28, 2009
Exhibit 31.1 and 31.2 Certifications

19.   We note the principal executive officer and principal financial officer have certified the quarterly reports in his/her role as an officer of the registrant. Please revise future filings to identify the certifying individual without providing the officer's title in the first sentence of the certification. Refer to Item 601(b)(31)(i) of Regulation S-K.

* * * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant